                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549


                                FORM 11-K


               ANNUAL REPORT PURSUANT TO SECTION 15 (d) of
                   THE SECURITIES EXCHANGE ACT OF 1934


               For the fiscal year ended December 31, 1995

                       Commission File No. 2-83256


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


     RELIABILITY INCORPORATED EMPLOYEE STOCK SAVINGS PLAN AND TRUST




B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:




                        RELIABILITY INCORPORATED
                             16400 Park Row
                          Houston, Texas  77084
                            P. O. Box 218370
                       Houston, Texas  77218-8370

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                            December 31, 1995

                            TABLE OF CONTENTS


Financial Statements:

  Report of Independent Auditors                                  3
  Statements of Net Assets Available for Benefits                 4
  Statements of Changes in Net Assets Available for Benefits      5
  Notes to Financial Statements                                   6


Additional Financial Information:

  Line 27a - Schedule of Assets Held for Investment Purposes     21
  Line 27d - Schedule of Reportable Transactions                 22


Signatures                                                       23

Exhibit 23 - Consent of Independent Auditors dated               25
               May 23, 1996

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                     REPORT OF INDEPENDENT AUDITORS


The Administrative Committee
Reliability Incorporated Employee
  Stock Savings Plan and Trust


    We have audited the accompanying statements of net assets available for benefits of the Reliability Incorporated Employee Stock Savings Plan and Trust (the Plan) as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at December 31, 1995 and schedule of reportable transactions for the year ended December 31, 1995, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The Fund Information in Note F is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ERNST & YOUNG, LLP

Houston, Texas
April 8, 1996

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST

             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                      December 31
                                                  ------------------
                                                   1995         1994
                                                   ----         ----
Plan assets:
  Investment in common stock of Reliability
    Incorporated at fair value                $2,516,878   $  797,805

  Investment in securities of unaffiliated
    issuers:
      Short-term investments at fair value,
        which approximates cost                   87,130    1,018,730

  Investment (at fair value) in the Consulting
    Group Capital Market Funds:
      Large Capitalization Value Equity
        Investments Fund                         287,814            -
      Large Capitalization Growth Investments
        Fund                                     238,771            -
      Small Capitalization Growth Investments
        Fund                                     113,742            -
      International Equity Investments Fund      146,911            -
      Stable Value Investments Fund              661,575            -

  Investment (at fair value) in The
     Victory Funds of KeyCorp:
      Intermediate Income Fund                                    668
      Value Stock Fund                                          4,380
      Growth Stock Fund                                         1,163
      Special Growth Stock Fund                                   106

   Participant Loans Outstanding                  68,761       63,636
                                               ---------    ---------
        Total Investments                      4,121,582    1,886,488
   Other assets                                      125        5,681
                                               ---------    ---------
Net assets available for benefits             $4,121,707   $1,892,169
                                               =========    =========


















                         See accompanying notes.

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST



        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      Year ended December 31, 1995



Investment income:
  Interest and dividends                      $    52,882
  Net appreciation in fair value
    of investments                              1,877,460
                                                ---------
    Total investment income                     1,930,342

Contributions:
  Employee                                        298,527
  Employer                                        121,029
                                                ---------
    Total contributions                           419,556

Withdrawals and terminations                     (120,360)
                                                ---------
    Net increase                                2,229,538

Net assets available for benefits
  at beginning of year                          1,892,169
                                                ---------
Net assets available for
  benefits at end of year                      $4,121,707
                                                =========


























                         See accompanying notes.

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                      NOTES TO FINANCIAL STATEMENTS

                            December 31, 1995

NOTE A - PARTICIPATION AND CONTRIBUTIONS

In July 1983, Reliability Incorporated (the "Company" or "Employer") adopted an Employee Stock Savings Plan and Trust (the "Plan"). Under the Plan, employees of the Company who meet the requirements described below are eligible to participate in the Plan.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an Administrative Committee (the "Committee") appointed by the Board of Directors of the Company. All assets of the Plan are held under discretionary trust agreements. The preparation of certain portions of the financial statements of the Plan may require the use of estimates.

United States employees of the Employer who have attained the age of 21 and have completed 1 year of service, as defined in the Plan, become a member ("Member") of the Plan on the January 1 or July 1 next following the date on which they became eligible and may elect to make contributions to the Plan as described below.

Under the Plan, a Member may contribute, through payroll deductions, an amount ("Employee Contribution") equal to 2 to 15 percent of defined compensation. The Member may further elect to have all or a portion of his contributions not be subject to federal income taxes under Section 401(k) of the Internal Revenue Code. Defined compensation excludes bonuses, commissions, shift differentials, overtime premiums, and similar payments. Participants may increase or decrease contribution percentages monthly.

The Employer matches the Employee Contribution by an amount ("Employer Contribution") equal to 50 percent of the Employee Contributions to a maximum of 2 percent of the Member's defined compensation. Also, the Employer annually contributes to employed Members a supplemental amount ("Employer Voluntary Contribution") equal to 1 percent of the Members' defined compensation for the period during which they were Members.

A Member receives a vested interest in the balances in the Employer Contribution and Employer Voluntary Contributions for his benefit plus allocated earnings and realized and unrealized gains and losses thereon (his "Employer Account") based upon years of service (as defined in the Plan) as follows:
                                                    Vested interest in
      Years of Service                               Employer Accounts
      ----------------                              ------------------
       Less than 3                                         0%
            3                                             20%
            4                                             40%
            5                                             60%
            6                                             80%
            7                                            100%


A Member always has a 100 percent vested interest in the balance in his Employee Contributions plus allocated earnings and realized and unrealized gains and losses thereon (his "Employee Account").

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

                            December 31, 1995

NOTE A - PARTICIPATION AND CONTRIBUTIONS - Continued


Upon death or total and permanent disability, a Member is automatically fully vested in his Employer Accounts. If the Plan is terminated by the Company, all Members become fully vested in all their accounts.

NOTE B - PLAN INVESTMENTS

Effective January 1, 1995, the Trustee of the Plan is the Consulting Group of Smith Barney, Inc. A member may elect to invest his contribution in one or more of six funds: (i) the Reliability Incorporated ("RI") Common Stock Fund; (ii) the Large Capitalization Value Equity Investments Fund; (iii) the Large Capitalization Growth Investments Fund; (iv) the Small Capitalization Growth Investments Fund; (v) the International Equity Investments Fund; and
(vi) the Stable Value Investments Fund.

The contribution to each fund elected may not be less than 5 percent of the Member's total contributions. The investment election for future contributions and existing fund balances may be changed daily. The minimum investment balance in any selected fund is 5% of the Member's Employee Account.

Employee Contributions to the Large Capitalization Value Equity Investments Fund are primarily invested in a diversified portfolio of highly liquid common stocks, with an emphasis on companies with an above average total return potential. The Fund's assets will be invested primarily in common stocks of issuers with total market capitalization of $1 billion or greater at the time of purchase. The fair value of the Fund is based on quoted market prices of those stocks it owns.

Employee Contributions to the Large Capitalization Growth Investments Fund are primarily invested in a diversified portfolio of common stocks, with an emphasis on companies with superior prospects for long-term earnings growth. The Fund's assets will be invested primarily in common stocks of issuers with total market capitalization of $1 billion or greater at the time of purchase. The fair value of the Fund is based on quoted market prices of those stocks it owns.

Employee Contributions to the Small Capitalization Growth Investments Fund are primarily invested in a diversified portfolio of common stocks, with an emphasis on companies with capitalization of less than $1 billion and with superior potential for capital appreciation. The fair value of the Fund is based on quoted market prices of those stocks it owns.

Employee Contributions to the International Equity Investments Fund are primarily invested in equity securities of companies domiciled outside the United States. The fair value of the Fund is based on quoted market prices of the equity securities it owns.

Employee Contributions to the Stable Value Investments Fund are primarily invested in a portfolio of investment contracts issued by high quality life insurance and investment companies. The fair value of the Fund is based on the face value of the investments it owns.

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

                            December 31, 1995

NOTE B - PLAN INVESTMENTS - Continued


Employee Contributions to the RI Common Stock Fund are invested in the common stock of the Company, which is purchased by the Trustee in the open market, and in temporary short-term investments. The fair value of the RI Common Stock Fund is based on quoted market prices.

During the year ended December 31, 1994, KeyCorp was the Trustee and a Member could elect to invest his Employee Contributions in one or more of six funds: (i) the RI Common Stock Fund; (ii) the EB Money Market Fund;
(iii) the Victory Intermediate Income Fund; (iv) the Victory Value Stock Fund; (v) the Victory Growth Stock Fund; and (vi) the Victory Special Growth Stock Fund.

Employee Contributions to the EB Money Market Fund were primarily invested in high grade money market instruments. The average life of the Fund's investments was less than 120 days and a minimum of 20% of the Fund was invested in overnight investments. The fair value of the Fund is based on the face value of its interest bearing certificates.

Employee Contributions to the Victory Intermediate Income Fund were invested in investment-grade debt securities issued by corporations and obligations of the U.S. Government and its agencies or instrumentalities. The Fund may also invest in preferred stocks and intends to maintain a dollar weighted average portfolio maturity of approximately three to eight years. The fair value of the Fund is based on quoted market prices of those securities it owns.

Employee Contributions to the Victory Value Stock Fund were primarily invested in a diversified group of common stocks, with an emphasis on companies with above average total return potential. The fair value of the Fund is based on quoted market prices of those stocks it owns.

Employee Contributions to the Victory Growth Stock Fund were invested in a diversified group of common stocks, with an emphasis on companies with superior prospects for long-term earnings growth and price appreciation. The fair value of the Fund is based on quoted market prices of those stocks it owns.

Employee Contributions to the Victory Special Growth Stock Fund were invested in common stocks of small companies with a market value of less than $1 billion and medium-sized companies with a market value of $1-$5 billion that are believed to have superior prospects for long-term earnings growth and price appreciation. The fair value of the Fund is based on quoted market prices of those stocks it owns.

Employer Contributions and Employer Voluntary Contributions are invested solely in the RI Common Stock Fund. Purchases of securities are reflected on the trade dates. A participant who is 55 years of age and who is 100% vested in his Employer Accounts may elect to have a portion of his balance in these accounts diversified to other investment funds offered under the Plan. This election may be made only once during each Plan year.

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

                            December 31, 1995

NOTE B - PLAN INVESTMENTS - Continued

Administrative expenses are paid by the Company. Gains and losses realized on the sale of securities in the RI Common Stock Fund are recorded on an average cost basis.

NOTE C - WITHDRAWALS AND TERMINATIONS

A Member may elect to withdraw all or a portion of his Employee Contributions. If the employee elected to have his contributions treated as not subject to federal income taxes, as described in Note A, certain restrictions may apply. A Member making such an election is not permitted to make future Employee Contributions prior to the first day of the month following the expiration of twelve months from the date of such withdrawal.

Upon a Member's termination of employment, the Member may elect the method of distribution of his Employee and vested Employer Accounts from the following settlement options:

      (1)   Lump-sum payment or

      (2) Periodic (monthly or quarterly) installments over a period not to exceed 20 years. If distributions are payable in this manner, the Member's Employee and Employer Accounts are segregated and placed in a Distribution Account where gains, losses, and earnings thereon are allocated. The Distribution Account is invested in one of the six funds as elected by the Member as described in Note B. This option is only available for amounts accrued prior to January 1, 1995.

The nonvested portions of the Employer Accounts of a Member whose employment is terminated prior to the attainment of seven years of service or who retires prior to Normal Retirement Age (as defined in the Plan), are forfeited and allocated among the other Members ($8,036 in 1995 and $9,238 in 1994) as follows:

      (1) The portion related to Employer Contributions is allocated to the Members who have made Employee Contributions through the entire Plan year in the ratio that each such Member's Employee Contributions during the Plan year bears to the Employee Contributions for all Members for the Plan Year; and

      (2) The portion related to Employer Voluntary Contributions is allocated to those Members receiving such contributions in the ratio that each such Member's defined compensation for the Plan Year, or that portion of the Plan Year during which he was a Member of the Plan, bears to the total defined compensation for all Members for the Plan year.

Forfeitures do not reduce the Employer's Contribution or the Employer's Voluntary Contribution.

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

                            December 31, 1995

NOTE D - PARTICIPANT LOANS

A participant may borrow up to the lesser of 1) $50,000, 2) 50% of his or her non-forfeitable accrued benefit or 3) the total of his or her Employee Account. The minimum loan amount is $1,000 and the maximum loan term is five years. Loan payments are made through payroll deductions.

NOTE E - FEDERAL INCOME TAX AND ERISA

A favorable determination letter dated June 28, 1995, was received from the Internal Revenue Service for the Plan as amended on March 23, 1993, regarding its qualification under Section 401(a) of the Internal Revenue Code, and the Plan is exempt from federal income taxes under the provisions of Section 501(a) of the Internal Revenue Code. The Plan was amended and restated on April 3, 1995 (effective January 1, 1995) and on February 28, 1996 and the Plan's Administrative Committee believes that the Plan, as amended and restated, continues to be qualified. The Administrative Committee is currently in the process of obtaining a determination letter for the Plan. See Note G for information on the February 28, 1996 amendment.

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                                             December 31, 1995
                                    -----------------------------------
                                              Reliability Incorporated
                                                 Common Stock Fund
                                                              Non-Par-
                                     Total  Participant       ticipant
                                      Plan    Directed        Directed
                                     -----  -----------       --------

Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated      $2,516,878   $336,529     $2,180,349

  Investment in securities of
    unaffiliated issuers:
      Short-term investments          87,130     36,057         19,773

  Investment in the Consulting Group
    Capital Market Funds:
      Large Capitalization Value
        Investments Fund             287,814
      Large Capitalization Growth
        Investments Fund             238,771
      Small Capitalization Growth
        Investments Fund             113,742
      International Equity Invest-
        ments Fund                   146,911
      Stable Value Fund              661,575
      Loan Fund                       68,761
                                   ---------    -------      ---------
                                   4,121,582    372,586      2,200,122

Other assets                             125          7             40
                                   ---------    -------      ---------
Net Assets Available for Benefits $4,121,707   $372,593     $2,200,162
                                   =========    =======      =========

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                               (Continued)

                                                  December 31, 1995
                                           ---------------------------
                                          Large      Large     Small
                                         Capital-   Capital-  Capital-
                                         ization    ization   ization
                                          Value      Growth    Growth
                                           Fund       Fund      Fund
                                              Participant Directed
                                         --------    -------    ------
Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated             $      -    $     -  $      -

  Investment in securities of
    unaffiliated issuers:
      Short-term investments                6,806      5,178     4,175

  Investment in the Consulting Group
    Capital Market Funds:
      Large Capitalization Value
        Investments Fund                  287,814
      Large Capitalization Growth
        Investments Fund                             238,771
      Small Capitalization Growth
        Investments Fund                                       113,742
                                          -------    -------   -------
                                          294,620    243,949   117,917

Other assets                                   12         15        11
                                          -------    -------   -------
Net Assets Available for Benefits        $294,632   $243,964  $117,928
                                         ========    =======   =======

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                               (Continued)

                                                  December 31, 1995
                                             -------------------------
                                         Interna-
                                          tional     Stable
                                          Equity      Value       Loan
                                           Fund       Fund        Fund
                                              Participant Directed
                                          ------     -------      ----
Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated             $      -   $      -   $     -

  Investment in securities of
    unaffiliated issuers:
      Short-term investments                3,930     11,211         -

Investment in the Consulting Group
  Capital Market Funds:
      International Equity Invest-
        ments Fund                        146,911
      Stable Value Fund                              661,575
      Loan Fund                                                 68,761
                                          -------    -------    ------
                                          150,841    672,786    68,761

Other assets                                   11         29         -
                                          -------    -------    ------
Net Assets Available for Benefits        $150,852   $672,815   $68,761
                                          =======    =======    ======

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                               (Continued)

                                             December 31, 1994
                                    ----------------------------------
                                              Reliability Incorporated
                                                  Common Stock Fund
                                                              Non-Par-
                                     Total     Participant    ticipant
                                      Plan       Directed     Directed
                                     -----     -----------    --------

Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated      $  797,805      $104,210    $693,595

  Investment in securities of
    unaffiliated issuers:
      Short-term investments       1,018,730         6,324      42,094

  Investment in The Victory Funds
    of KeyCorp:
      Intermediate Income Fund           668
      Value Stock Fund                 4,380
      Growth Stock Fund                1,163
      Special Growth Stock Fund          106
      Loan Fund                       63,636
                                   ---------       -------     -------
                                   1,886,488       110,534     735,689

Other assets                           5,681         3,502          39
                                   ---------       -------     -------
Net Assets Available for Benefits $1,892,169      $114,036    $735,728
                                   =========       =======     =======

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                               (Continued)

                                             December 31, 1994
                                   ------------------------------------
                                       EB      Interme-
                                     Money      diate         Value
                                     Market     Income        Stock
                                      Fund       Fund         Fund
                                          Participant Directed
                                    --------    -------      ------
Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated        $      -    $     -    $      -

  Investment in securities of
    unaffiliated issuers:
      Short-term investments         378,169     93,741     177,279

  Investment in The Victory Funds
    of KeyCorp:
      Intermediate Income Fund                      668
      Value Stock Fund                                        4,380
      Growth Stock Fund
      Special Growth Stock Fund
      Loan Fund
                                     -------    -------     -------
                                     378,169     94,409     181,659

Other assets                           1,821          1           2
                                     -------    -------     -------
Net Assets Available for Benefits   $379,990    $94,410    $181,661
                                     =======     ======     =======

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                               (Continued)

                                             December 31, 1994
                                    --------------------------------
                                                Special
                                     Growth     Growth
                                      Stock      Stock         Loan
                                      Fund       Fund          Fund
                                           Participant Directed
                                     ------     -------        ----
Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated        $      -   $      -     $     -

  Investment in securities of
    unaffiliated issuers:
      Short-term investments         153,653    167,470

Investment in The Victory Funds
  of KeyCorp:
    Intermediate Income Fund
    Value Stock Fund
    Growth Stock Fund                  1,163
    Special Growth Stock Fund                       106
    Loan Fund                                                63,636
                                     -------    -------      ------
                                     154,816    167,576      63,636

Other assets                               3          2         311
                                     -------    -------      ------
Net Assets Available for Benefits   $154,819   $167,578     $63,947
                                     =======    =======      ======

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY
         INVESTMENT FUND

                                             December 31, 1995
                                     ---------------------------------
                                              Reliability Incorporated
                                                 Common Stock Fund
                                                              Non-Par-
                                     Total     Participant    ticipant
                                      Plan       Directed     Directed
                                   ---------  ------------   ---------
Investment income:
  Interest and dividends          $   52,882      $    201  $      990
  Net appreciation in fair
    value of investments           1,877,460       299,088   1,470,660
                                   ---------       -------   ---------
    Total investment income        1,930,342       299,289   1,471,650

Contributions:
  Employee                           298,527        45,469           -
  Employer                           121,029             -     121,029
                                   ---------       -------   ---------
    Total contributions              419,556        45,469     121,029

Withdrawals and terminations        (120,360)      (18,179)    (73,457)

Investment transfers                       -       (68,895)    (54,788)
Transfers (to) from Loan Fund              -           873           -
                                   ---------       -------   ---------
    Net increase                   2,229,538       258,557   1,464,434

Net assets available for
   benefits at beginning of year   1,892,169       114,036     735,728
                                   ---------       -------   ---------
Net assets available for benefits
  at end of year                  $4,121,707      $372,593  $2,200,162
                                   =========       =======   =========

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
         BENEFITS BY INVESTMENT FUND - Continued

                                             December 31, 1995
                                   -----------------------------------
                                  Large Cap-       Large       Small
                                   italiza-       Capital-    Capital-
                                  tion Value       ization     ization
                                     Equity         Growth      Growth
                                      Fund           Fund         Fund
                                             Participant Directed
                                     -------       -------       -----
Investment income:
  Interest and dividends            $ 10,050      $ 10,797    $ 16,800
  Net appreciation in fair value
    of investments                    34,435        18,647       3,463
                                     -------       -------     -------
    Total investment income           44,485        29,444      20,263

Contributions:
  Employee                            38,449        47,706      36,336
  Employer                                 -             -           -
                                     -------       -------     -------
    Total contributions               38,449        47,706      36,336

Withdrawals and terminations          (4,057)       (2,229)     (1,473)

Investment transfers                 207,384       164,451      59,350
Transfers (to) from Loan Fund          8,371         4,592       3,452
                                     -------       -------     -------
    Net increase                     294,632       243,964     117,928

Net assets available for
   benefits at beginning of year           -             -           -
                                     -------       -------     -------
Net assets available for benefits
  at end of year                    $294,632      $243,964    $117,928
                                     =======       =======     =======

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
         BENEFITS BY INVESTMENT FUND - Continued

                                             December 31, 1995
                                  -------------------------------------
                                  Inter-
                                 national   Stable
                                   Equity    Value      Loan    Victory
                                    Fund     Fund       Fund     Funds
                                          Participant Directed
                                  -------   -------     ----    -------
Investment income:
  Interest and dividends         $  6,681  $    756  $ 6,607   $      -
  Net appreciaiton in fair
    value of investments            7,730    43,437        -          -
                                  -------   -------   ------   --------
    Total investment income        14,411    44,193    6,607          -

Contributions:
  Employee                         35,549    95,018        -          -
  Employer                              -         -        -          -
                                  -------   -------   ------   --------
    Total Contributions            35,549    95,018        -          -

Withdrawals and terminations       (2,514)  (18,451)       -          -

Investment transfers               98,362   535,454   37,140   (978,458)
Transfers (to) from Loan Fund       5,044    16,601  (38,933)         -
                                  -------   -------   ------   --------
    Net increase (decrease)       150,852   672,815    4,814   (978,458)

Net assets available for benefits
  at beginning of year                  -         -   63,947    978,458
                                  -------   -------   ------   --------
Net assets available for benefits
  at end of year                 $150,852  $672,815  $68,761  $       -
                                  =======   =======   ======   ========

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE G - SUBSEQUENT EVENT

The Plan was amended on February 28, 1996. Effective April 1, 1996, the participation requirement was changed from one year of service to six months of service and entry into the Plan is allowed on the first day of the month following the completion of the waiting period of six months. Additionally, the amendment provided that all Employee Contributions subsequent to February 1, 1996 will not be subject to federal income taxes under Section 401(k) of the Internal Revenue Code. Prior to the amendment, Employee Contributions could be deducted from defined compensation after federal income taxes had been withheld. Effective January 1, 1995 the amendment confirmed the Plan's policies regarding (i) diversification of Employee Contributions for participants over age 55 as discussed in Note B, (ii) loan procedures, as discussed in Note D, and (iii) the limitation of the Plan's investment in Reliability Incorporated common stock to ninety (90%) percent of Plan assets.

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                      LINE 27a - SCHEDULE OF ASSETS
                      HELD FOR INVESTMENT PURPOSES

                                             December 31, 1995
                                  ------------------------------------
Identity                          Shares                       Fair
of Issue         Description      or Units       Cost         Value
- --------         -----------      --------       ----         -----

Reliability Incorporated*
            Common stock           353,246   $1,207,619   $2,516,878
                                              ---------    ---------
The Consulting Group
Capital Market Funds*
            Large Capitalization
             Value Equity           26,236      260,079      287,814
            Large Capitalization
              Growth                19,492      220,882      238,771
            Small Capitalization
              Growth                 7,221      110,581      113,742
            International Equity    14,112      139,855      146,911
            Stable Value            75,094      629,953      661,575
                                              ---------    ---------
                                              1,361,350    1,448,813
                                              ---------    ---------

Smith Barney*
            Short-term investments  87,130       87,130       87,130
                                              ---------    ---------

Loan Fund - Participant Loans
   (Interest Rates:  7% - 9.5%)     68,761          -0-       68,761
                                              ---------    ---------
      TOTAL INVESTMENTS                      $2,656,099   $4,121,582
                                              =========    =========


*Party-in-interest




















                         See accompanying notes.

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST

              LINE 27d - SCHEDULE OF REPORTABLE TRANSCTIONS

                                            1995
                    ----------------------------------------------------
Identity  Descrip-   Purchases   Dispositions  Dispositions    Gain on
of Issue    tion      Price         Cost         Price      Dispositions
- --------  --------   ---------   ------------  ------------  ------------

Single transactions in excess
  of 5% of Plan assets:

Smith   Short-term
Barney  investment
        funds         $      -     $  960,000   $  960,000     $      -

KeyCorp Short-term
        investment funds     -      1,018,730    1,018,730            -

Consulting Group Capital
Market Funds:
        Stable Value   960,000              -            -            -

        Stable Value   171,917              -            -            -

Series of transactions in excess
  of 5% of Plan assets:

Reliability
Incorporated

        Common Stock$  324,484     $  162,469   $  375,159     $212,690
                     =========      =========    =========      =======

The Consulting Group
Capital Market Funds

      Large Capitaliza-
        tion Value
        Equity         481,208        221,129      227,828        6,699
      Large Capitaliza-
        tion Growth    271,254         50,372       51,130          758
      Small Capitaliza-
        tion Growth    122,213         11,632       11,934          302
      International
        Equity         179,080         39,225       39,899          674
      Stable Value   1,390,026        760,073      771,889       11,816
                     ---------      ---------    ---------      -------
                    $2,443,781     $1,082,431   $1,102,680     $ 20,249
                     =========      =========    =========      =======
Smith Barney
      Short-term
        investment
        funds       $1,831,350     $1,744,220   $1,744,220     $      -
                     =========      =========    =========      =======




                         See accompanying notes.

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                               SIGNATURES
                               ----------

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

RELIABILITY INCORPORATED EMPLOYEE
STOCK SAVINGS PLAN AND TRUST



/s/ Max T. Langley
- ------------------------
Max T. Langley
Administrative Committee Member                      Date: May 23, 1996

                        RELIABILITY INCORPORATED
                 EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                            INDEX TO EXHIBITS

Exhibit                                                           Page
 Number                  Description of Exhibits                 Number
- -------                  -----------------------                 ------

  23.       Consent of Independent Auditors dated               Page 25
            May 23, 1996

                        RELIABILITY INCORPORATED
                 EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                               EXHIBIT 23

                     CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No.33-47803) pertaining to the Reliability Incorporated Employee Stock Savings Plan and Trust of our report dated April 8, 1996, with respect to the financial statements and schedules of the Reliability Incorporated Employee Stock Savings Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 1995.



By:  /s/ Ernst & Young LLP
- --------------------------

Houston, Texas
May 23, 1996